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SECURITIES AND EXCHANGE COMMISSION

05036790

3-7-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAS Financial Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Rock Hill Road · Ste 170
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company LLC – Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza Suite 501 West (Address) Bala Cynwyd (City) PA (State) 19004-3484 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan J Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAS Financial Services, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 10, 2007

Signature

Co-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

DAS FINANCIAL SERVICES, INC.

DECEMBER 31, 2004 AND 2003

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: info@isdanerllc.com

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 1

FINANCIAL STATEMENTS

BALANCE SHEETS 2

STATEMENTS OF OPERATIONS 3

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1 7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 8

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Board of Directors
DAS Financial Services, Inc.

We have audited the accompanying balance sheets of DAS Financial Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004 and the period from November 7, 2003 (inception of operations) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAS Financial Services, Inc. as of December 31, 2004 and 2003 and the results of its operations, and its cash flows for the year ended December 31, 2004 and the period from November 7, 2003 (inception of operations) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company LLC

February 9, 2005

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: info@isdanerllc.com

DAS FINANCIAL SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$50,546	$31,243
Fees receivable	1,717	-
Other assets	140	336
	$52,403	$31,579

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities:		
Accounts payable	$12,704	$ 1,954
Stockholders' equity:		
Common stock - authorized, issued and outstanding, 1,000 shares without par value	44,500	44,500
Additional paid-in capital	30,000	-
Accumulated deficit	(34,801)	(14,875)
	39,699	29,625
	$52,403	$31,579

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 AND
PERIOD FROM NOVEMBER 7, 2003 (INCEPTION)
THROUGH DECEMBER 31, 2003

	2004	2003
Revenue	$23,149	$ -
Operating expenses:		
Insurance	19,922	-
Registration fees	4,650	9,355
Professional fees	12,671	3,337
Administrative	5,832	2,183
	43,075	14,875
Net loss	($19,926)	($14,875)

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004 AND

PERIOD FROM NOVEMBER 7, 2003 (INCEPTION)

THROUGH DECEMBER 31, 2003

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Issuance of common stock	1,000	$44,500	$ -	$ -	$44,500
Net loss for the period ended December 31, 2003	-	-	-	(14,875)	(14,875)
Balance, December 31, 2003	1,000	44,500	-	(14,875)	29,625
Net loss - 2004	-	-	-	(19,926)	(19,926)
Capital contribution	-	-	30,000	-	30,000
Balance, December 31, 2004	1,000	$44,500	$30,000	($34,801)	$39,699

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004 AND

PERIOD FROM NOVEMBER 7, 2003 (INCEPTION)

THROUGH DECEMBER 31, 2003

	2004	**2003**
Cash flows from operating activities:		
Net loss	($19,926)	($14,875)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in fees receivable	(1,717)	-
Decrease (increase) in other assets	196	(336)
Increase in accounts payable	10,750	1,954
Net cash used in operating activities	(10,697)	(13,257)
Cash flows from investing activities:		
Capital contribution	30,000	-
Issuance of common stock	-	44,500
Net cash provided by investing activities	30,000	44,500
Net increase in cash	19,303	31,243
Cash at beginning of period	31,243	-
Cash at end of period	$50,546	$31,243

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

DAS Financial Services, Inc. ("DAS") was formed to engage in the business of acting as a broker-dealer registered under the Securities Exchange Act of 1934.

Revenue

Revenue consists primarily of commissions and Rule 12B-1 service fees, which are received monthly and quarterly under written contract with investment companies, and are recorded on a trade-date basis as securities transactions occur.

Income Taxes

DAS has elected to be taxed as an S corporation under the Internal Revenue and Pennsylvania income tax codes. Under these provisions, DAS does not pay federal or Pennsylvania income taxes on its taxable income. DAS's income or loss is included in the income tax returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

DAS is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2004, DAS's "aggregate indebtedness" and "net capital" (as defined) were $12,704 and $32,842, respectively, and its aggregate indebtedness to net capital ratio was .39 to 1.0. "Net capital" exceeded required net capital by $27,842 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because DAS claims an exemption under Subsection (k)1.

DAS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity	$39,699
Total available capital	39,699
Less other deductions:	
Excess Fidelity Bond	5,000
Less nonallowable assets:	
Fees receivable	1,717
Other assets	140
Net capital	$32,842
AGGREGATE INDEBTEDNESS	
Accounts payable	$12,704
Total aggregate indebtedness	$12,704
Ratio of aggregate indebtedness to net capital	39%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 847
Required net capital	$ 5,000
Excess net capital	$27,842
Excess net capital at 1000%	$31,571
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$32,842
Net capital per this report	$32,842

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
DAS Financial Services, Inc.

In planning and performing our audit of the financial statements of DAS Financial Services, Inc. ("DAS") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by DAS, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because DAS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by DAS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of DAS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which DAS has responsibility are safeguarded against loss from unauthorized use or disposition and that

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: info@isdanerllc.com

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that DAS's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company LLC

February 9, 2005